

January 12, 2024

Jianjun Zhong
President and Chief Executive Officer
Kenongwo Group US, Inc.
Yangjia Group, Xiaobu Town
Yuanzhou District, Yichun City
Jiangxi Province, China 336000

> **Re: Kenongwo Group US, Inc.**
> **Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed September 22, 2023**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed September 25, 2023**
> **File No. 333-239929**

Dear Jianjun Zhong:

We issued comments on the above captioned filings on November 3, 2023. On December 14, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Michael Fay at 202-551-3812 or Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:     Matthew McMurdo, Esq.